Exhibit 99.1

OKYO Pharma to Participate in 2026 Jefferies Global Healthcare Conference in London

London and New York, NY, November 12, 2026. OKYO Pharma Limited (Nasdaq: OKYO), a clinical-stage biopharmaceutical company developing investigational therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, today announced that it will participate at the 2026 Jefferies Global Healthcare Conference in London, United Kingdom taking place from November 16–19, 2026.

The Leadership team will be available for one-on-one investor meetings throughout the conference. Investors interested in arranging a meeting should contact their Jefferies representative.

About OKYO Pharma

OKYO Pharma Limited (Nasdaq: OKYO) is a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain (NCP) and anterior segment eye diseases, with ordinary shares listed for trading on the Nasdaq Capital Market. Lead candidate, urcosimod for neuropathic corneal pain (NCP), recently announced first patients enrolled in Phase 3 NEPTUNE trial. For more information, please visit www.okyopharma.com and follow us on LinkedIn.

Investor inquiries or meeting requests:

OKYO Pharma Ltd

Paul Spencer

Business Development and Investor Relations

+44 (0) 207 495 2379

Email: ir@okyopharma.com